

March 3, 2011

Gregory H. Sachs
Chairman, Chief Executive Officer and President
SCG Financial Acquisition Corp.
615 N. Wabash Ave.
Chicago, IL 60611

> **Re: SCG Financial Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 4, 2011**
> **File No. 333-172085**

Dear Mr. Sachs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please revise the cover page to include all of the information that is required for Form S-1 such as your filing status as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Refer to Form S-1.

2. Please revise footnote 1 to the "Calculation of Registration Fee" table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

Summary, page 1

General, page 1

3. Please revise the second and sixth paragraphs to add balancing language that your management team's global network and investing and operating expertise are not a guarantee of a successful initial business combination.

4. Please revise the sixth paragraph to disclose that your management team is not required to devote any significant amount of time to your business per month and that they are concurrently involved with other businesses.

Risk Factors, page 18

5. We note that your amended and restated certificate of incorporation includes certain provisions which limit redemptions and voting rights in certain circumstances. Please revise to include a risk factor to discuss these limitations.

Cautionary Note Regarding Forward-Looking Statements, page 37

6. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, "[t]he statements contained in this prospectus that are not purely historical," appears to be overly broad. Please narrow your statement accordingly or remove it.

Use of Proceeds, page 38

7. Please revise footnote 4 on page 39 to include an estimate of the interest to be earned on the trust account over your 21 or (24) month lifespan and the basis for your estimate.

Proposed Business, page 50

8. We note the phrases "significant global network and investing and operating expertise of our management team," "leading global fixed income capital manager," "a global network of strong contacts," and "our Chairman, Chief Executive Officer and President, Gregory H. Sachs, has extensive experience partnering both in the United States and abroad with 'Blue Chip' financial institutions, public and private institutional investors and ultra-high-net-worth individuals," used in the Business Strategy, Management Expertise and Acquisition Sourcing Expertise and Extensive Industry Contracts sections on pages 50-51. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs. Please also revise the Summary section on page 1 accordingly.

Business Strategy, page 50

9. We note your disclosure in the second paragraph that you may structure a business combination to acquire less than 100% of the equity interests or assets of the target business, but that you will only consummate the business combination if you will become the controlling stockholder of the target. Please revise to clarify the term "controlling stockholder" to include the anticipated "controlling interest" ownership percentage.

Please revise the Summary section on page 1 and the first paragraph of the "Selection of a target business and structuring of our initial business combination" section on page 53 accordingly.

10. Please revise this section to discuss the ways in which you expect your officers and directors will "complement" the operating expertise of a strong, experienced management team of an acquired business.

Effecting our initial business combination, page 52

11. Please reconcile your disclosure in the bullet captioned "Established Companies with Proven Track Records" on page 50 that you intend to acquire established companies with sound historical financial performance with your disclosure in the first paragraph that you may seek a target business that may be financially unstable or in its early stages of development or growth. Please also revise the first paragraph of the "Selection of a target business and structuring of our initial business combination" section on page 53 accordingly.

Limitation on redemption or voting rights, page 57

12. We note the voting limitations described in the second sentence of the first paragraph on page 57. Please tell us if such limitations are permissible under Delaware law, including a discussion of any applicable statutory or case law.

Comparison of This Offering to Those of Many Blank Check Companies, page 67

13. Please revise to include disclosure related to the limitations on redemption and voting rights of stockholders holding 10% of more of the shares sold in the offering.

Executive Officer and Director Compensation, page 73

14. Please revise the first sentence of the first paragraph to clarify that none of your executive officers or directors have received any compensation (cash or non-cash) for services rendered.

Conflicts of Interest, page 74

15. Please clarify how the "enterprise value" of a business opportunity will be determined.

Description of Securities, page 81

Common Stock, page 81

16. Please reconcile your disclosure in the introductory paragraph of the Description of Securities section on page 81 that you have 250,000,000 shares of authorized common stock with the disclosure in the third paragraph of this section that you have 100,000,000 shares of authorized common stock. We note your certificate of incorporation states that you have 100,000,000 shares of authorized common stock.

17. Please revise to disclose any provision which discriminates against any existing or prospective holder of your common stock as a result of such security holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

Warrants, page 83

18. Please include a description of the terms of the warrants that may be issuable to the sponsor upon conversion of working capital loans.

Public Stockholders' Warrants, page 83

19. You state that shares of common stock may be issued upon exercise of warrants on a cashless basis in accordance with Section 3(a)(9) of the Securities Act or another exemption. Please explain why you believe Section 3(a)(9) or another exemption would be available for this type of transaction. In the alternative, please revise to clarify, here and throughout the prospectus, that the warrants will not be exercisable unless you have an effective registration statement and a current prospectus available.

Financial Statements, page F-1

Balance Sheet, page F-6

20. The financial statement presented on page F-6 and entitled "Balance Sheet" appears to be the statement of cash flows. Please revise the title on this page accordingly or advise.

Part II

Item 17. Undertakings

21. Please delete the undertakings included in paragraph (a) or advise why you have included undertakings related to a Rule 415 offering.

Signatures, page 101

22. Please revise the second half of your signature page to include the signature of your principal financial officer. To the extent Ms. Sibley is also your principal financial officer, please revise to clarify.

Exhibit Index, page 102

23. We note your disclosure in the last paragraph on page 58 that Mr. Sachs has agreed to indemnify you in certain circumstances in order to protect the amounts held in the trust account. Please confirm that such agreement will be filed as a material contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Douglas S. Ellenoff, Esq.
    Ellenoff Grossman & Schole LLP
    Fax: (212) 370-7889